Gaotu TECHEDU INC.

5F, Gientech Building, 7 East Zone,

10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China

November 15, 2023

VIA EDGAR

Ms. Rucha Pandit

Ms. Cara Wirth

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Gaotu Techedu Inc. (the “Company”)

Report of Foreign Issuer on Form 6-K Filed February 28, 2023

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Response Dated October 11, 2023

File No. 001-38923

Dear Ms. Pandit and Ms. Wirth:

This letter sets forth the Company’s response to the comments contained in the letter dated November 2, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 18, 2023 (the “2022 Form 20-F”) and the Company’s response letters submitted on July 13, 2023 and October 11, 2023, respectively. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Response Dated October 11, 2023

Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the VIE, page 6

1.
We note your proposed amended disclosure in response to comment 4, specifically that the laws and regulations in mainland China prohibit, restrict or impose conditions on foreign direct investment in the VIE. Please revise your proposed amended disclosure to include the information in your narrative response to comment 4 and specifically identify for each of your operating

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
November 15, 2023

entities, which Negative List standard ("prohibits," "restricts," or "imposes conditions") applies.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in bold and in underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 7:

“Our Holding Company Structure and Contractual Arrangements with the VIE

. . .

Gaotu Techedu Inc. is a Cayman Islands holding company with operations primarily conducted through (i) mainland China subsidiaries and (ii) the VIE, namely Beijing Gaotu, and its subsidiaries based in mainland China. By purchasing the ADSs, you are purchasing interests in our Cayman Islands holding company, as opposed to interests in our mainland China subsidiaries or the VIE and its subsidiaries based in mainland China. ~~This holding company structure~~The VIE structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details. The laws and regulations of mainland China prohibit, restrict or impose conditions on foreign direct investment in operating companies of certain industries. As of the date of this annual report, in terms of our operating entities, based on the opinion of our PRC counsel, Tian Yuan Law Firm, ~~The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses~~ pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Negative List, (i) foreign investors cannot make direct investment in the VIE because the VIE engages in audio and video services in mainland China, and (ii) foreign investors are restricted from owning more than 50% of the equity interests in each of the VIE and Shanghai Gaotu YunJi Education Technology Co., Ltd., or Shanghai Gaotu, one of the subsidiaries of the VIE, because the VIE and Shanghai Gaotu engage in internet content business, value-added telecommunication-based online marketing business and mobile application distribution business in mainland China. Accordingly, we operate these businesses in mainland China through the VIE, and such structure is used to provide investors with exposure to foreign investment in the VIE and Shanghai Gaotu where laws and regulations in ~~Chinese~~China mainland prohibit~~, restrict or impose restrictions on~~ direct foreign investment in the VIE and restrict direct foreign investment from constituting more than 50% of the equity

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
November 15, 2023

interests in Shanghai Gaotu, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to control the business operations of the VIE and its subsidiaries, including Shanghai Gaotu.”

Permissions Required from the PRC Authorities for Our Operations, page 12

2.
We note your response to comment 5, specifically that the company has "relied on the advice of its PRC legal counsel." Please clarify whether relying on the "advice" of counsel is the same as relying on the "opinion" of counsel. If so, please revise in all applicable areas to state that the company has relied on the opinion of counsel. If not, please state as much and explain why such an opinion was not obtained.

The Company respectfully submits to the Staff that it relied on the “opinion” of its PRC counsel. In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings to state that the Company has relied on the opinion of counsel with respect to any permissions or approvals that are or may be required by the CSRC, CAC, or any other governmental agency (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in bold and in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, ~~other than disclosed in “—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,”~~except for issues with respect to the License for Online Transmission of Audio-Visual Programs, or the AVSP, the Online Publishing Services Permit, and the private school operating permit regarding non-academic tutoring services, based on the ~~advice~~opinion of our PRC counsel, Tian Yuan Law Firm, we believe our mainland China subsidiaries, the VIE and its subsidiaries have obtained all the ~~licenses and permits~~requisite permissions and approvals from the PRC government authorities ~~that are material~~ for the business operations of our holding company, its subsidiaries and the VIE in mainland China, ~~including, among others~~namely, the Value-added Telecommunications Business Operation Licenses for information services via

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
November 15, 2023

internet, or ICP Licenses, ~~and~~ the Permit for Production and Operation of Radio and TV Programs, the Private School Operation Permits and Permits for Operating Publications. For issues with respect to the AVSP and the Online Publishing Services Permit, see “—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” For issues with respect to the private school operating permit regarding non-academic tutoring services, see “—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.” Our mainland China subsidiaries, the VIE and its subsidiaries have not been denied for any permission or approval from any PRC government authority with respect to the operation of our business. As of the date of this annual report, under current PRC laws, regulations and rules, based on the opinion of our PRC counsel, Tian Yuan Law Firm, we, our mainland China subsidiaries, the VIE and its subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other PRC government authorities with respect to the operation of our business, except for the permissions or approvals listed above that have been obtained and issues with respect to ~~the License for Online Transmission of Audio-Visual Programs, or~~ the AVSP, the Online Publishing Services Permit, and the private school operating permit regarding non-academic tutoring services. However, given~~Given~~ the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform at the present stage or in the future. If we, our mainland China subsidiaries, the VIE and its subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
November 15, 2023

the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations~~.~~” and “—D. Risk Factors—Risks Related to Our Business and Industry —Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

~~Meanwhile, the PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.~~Based on the opinion of our PRC counsel, Tian Yuan Law Firm, u~~U~~nder current PRC laws, regulations and regulatory rules, we, our mainland China subsidiaries, the VIE and its subsidiaries may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC.

On February 17, 2023, ~~China Securities Regulatory Commission, or~~ the CSRC~~,~~ released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, pursuant to which (i) a major PRC operating entity designated by us may be required to be file with the CSRC, in connection with any follow-on offering and other certain activities as required by the Trial Measures; and (ii) we may be required to report relevant information to the CSRC after the occurrence of certain events. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
November 15, 2023

Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that prior to the effectiveness of the Trial Measures, domestic companies that have already completed the overseas offering and listing are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. Therefore, based on the opinion of our PRC counsel, Tian Yuan Law Firm, under the Trial Measures, we are not required to file to the CSRC of our previous offering and listing on the NYSE, but could be subject to the filing and reporting requirements to the CSRC with respect to future offerings and occurrence of certain events. If we fail to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents for any follow-on offering and other certain activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other PRC government authorities may be required in connection with our future follow-on offerings and the occurrence of certain material events under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to complete such filing~~.~~” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

* * *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at shennan@gaotu.cn or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com.

Sincerely yours,

Gaotu Techedu Inc.

By: /s/ Nan Shen

Name: Nan Shen

Title: Chief Financial Officer

cc: Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP